

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2023

Peter J. Tezza, II
Chief Executive Officer
ModVans Inc.
530 Constitution Avenue
Camarillo, California 93012

> **Re: ModVans Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed October 26, 2023**
> **File No. 024-12333**

Dear Peter J. Tezza:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 2, 2023 letter.

Form 1-A filed October 26, 2023

Plan of Distribution, page 11

1. We note your response to prior comment 1 and are unable to agree that the current pricing structure does not raise delayed offering concerns. Please amend your offering statement to list a single, fixed price at which you will offer your shares. After qualification, you may change the price to another fixed price before or after sales occur in a manner consistent with Rule 252(f)(2)(ii).

Part III: Exhibits, page II-1

2. Please file an updated audit consent in your next amendment.

   Please contact Gregory Herbers at 202-551-8028 or Erin Purnell at 202-551-3454 with any other questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing

cc: Lawrence Mandala